Monthly Report - December, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,603,531)       14,912,143
Change in unrealized gain (loss) on open            9,772,877        5,597,668
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (16,930)        (124,922)
      obligations
   Change in unrealized gain (loss) from U.S.         125,739        (510,078)
      Treasury obligations
Interest income (expense)       	                    284,069        1,489,408
Foreign exchange gain (loss) on margin deposits         7,012         (28,285)
				                 ------------    -------------
Total: Income 				           6,569,236      21,335,934

Expenses:
   Brokerage commissions 		                      356,694        4,236,151
   Management fee 			               40,785          497,270
   20.0% New Trading Profit Share 	              275,636          549,499
   Custody fees 		       	                        8,057           29,978
   Administrative expense 	       	              (2,635)          550,691
					         ------------    -------------
Total: Expenses 		                               678,537        5,863,589
Net Income(Loss)			            $        5,890,699       15,472,345
for December, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (77,681.749       $     2,882,112    101,249,135    104,131,247
units) at November 30, 2022
Addition of 		 	          5,772         35,541         41,313
19.011 units on December 1, 2022
Redemption of 		 	      (800,594)    (1,083,737)    (1,884,331)
(1,287.162) units on  December 31, 2022*
Net Income (Loss)               $       180,636      5,710,063      5,890,699
for December, 2022
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2022
(76,445.166 units inclusive
of 31.568 additional units) 	      2,267,926    105,911,002    108,178,928
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2022 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units   Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    5.74% 	    13.96%  $  1,222.81	   59,742.009 $    73,053,011
Series 3    4.98% 	    16.30%  $  1,950.63	    9,204.522 $    17,954,584
Series 4    6.26% 	    20.72%  $  2,693.63	    4,040.492 $    10,883,596
Series 5    4.93% 	    15.35%  $  1,818.24	    3,458.143 $     6,287,737

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036





			January 20, 2023
Dear Investor:

Global Macro Trust - Series 1 (the Trust) was up 5.74% for December. Year-to-date the Trust is up 13.96%. Gains from trading equity futures, interest rate futures, and, to a lesser extent, currency forwards and energy futures far outpaced the small loss from trading non-energy commodity futures.

After the Fed, ECB and Bank of Japan delivered hawkish surprises at their mid-December meetings, a risk-off attitude replaced the risk-on stance that had prevailed from early November. Holiday thinned, year-end trading conditions produced some additional price volatility. Equity and bond prices declined as upbeat economic data bolstered expectations that major central banks would continue to aggressively liftborrowing costs to fight inflation.

Given worries about current and future global growth, and about the hawkish direction of monetary policy at most major central banks, shortpositions in European, U.S., Japanese, EAFE, and Brazilian equity index futures were profitable. Elsewhere, trading of non-Japan Asian andCanadian stock index futures posted small partially offsetting losses.In the wake of aggressive monetary policy tightening signals from global central banks and persistently high inflation, short positions in German, French, Italian, British and Japanese interest rate futures were quite profitable. On the other hand, trading of U.S. interest rate futures was slightly unprofitable.

The U.S. dollar, which had gained about 15% over the first nine months of 2022, subsequently declined about 8%. This month, the relatively more hawkish policy pronouncements by the ECB and BOJ than by the Federal Reserve kept the U.S. dollar on this downward trajectory. Consequently, short dollar positions against the euro, Korean won, Mexican peso, and Singapore dollar were profitable. A long U.S. dollar trade versus the Aussie dollar was also profitable given that the Reserve Bank of Australia has not tightened as aggressively as other central banks. Trading of the U.S dollar against the Canadian dollar was also profitable, as was trading the euro versus non-dollar currencies. On the other hand, political uncertainties in Brazil, Israel and the U.K. caused short U.S. dollar positions against those currencies to be unprofitable. Also, a long dollar trade versus the Swiss franc and trading the dollar against the Swedish krona produced small losses.

A short U.S. natural gas position was profitable due to lower demand in the wake of warmer than normal weather in Europe and the U.S. since Thanksgiving, higher U.S. production and rising inventories. Long positions in Brent Crude oil and RBOB gasoline posted gains during the second half of the month, while trading of heating oil and London gas oil registered small losses.

In response to the declining U.S. dollar and shrinking inventories, silver prices rose and a short position was unprofitable. Grain trading was mixed and marginally unprofitable.



     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman